EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

Ratio of earnings to fixed charges

In thousands (‘000)

	Nine Months Ended December 31, 2017	2017	2016	2015	2014	2013
Earnings
Earnings before income taxes	$24,482	$88,213	66,810	$70,872	$44,257	$48,687
Fixed charges	38,193	30,159	30,181	29,159	25,136	25,963
Depreciation of capitalized interest	21	14	3	1	—	—
Less: Capitalized interest	(193)	(145)	(106)	(29)	—	—
Less: Net income attributable to noncontrolling interest	(15)	(369)	(90)	—	—	—

	62,488	$117,872	$96,798	$100,003	$69,393	$74,650
Fixed charges
Interest within rental expense	$3,995	$4,256	$4,307	$4,332	$3,816	$3,597
Interest expense	34,628	25,488	25,751	26,386	21,776	22,237
Capitalized interest	193	145	106	29	—	—
Less: Loss on early extinguishment of debt	(660)	—	—	(2,001)	—	—
Interest on unrecognized tax benefits	37	270	17	413	(456)	129

	$38,193	$30,159	$30,181	$29,159	$25,136	$25,963
Ratio of earnings to fixed charges	1.64	3.91	3.21	3.43	2.76	2.88